ALTAI RESOURCES INC.

TSX VENTURE: ATI - IN U.S.A.:SEC. RULE 12g3-2(b) FILE # 82-2950

Date: January 16, 2006

ALTAI RESOURCES INC. UPDATES ON ITS OIL AND GAS PERMITS IN THE SOREL–TROIS RIVIERES AREA, QUEBEC

Altai Resources Inc. (ATI, TSX VENTURE; US Sec. Rule 12g3-2(b) File # 82-2950) ("Altai") is pleased to report on some opinions expressed by others in presentations made at the Quebec Exploration 2005 Conference held in Quebec City in late November 2005 re Altai's Sorel-Trois Rivieres oil and gas permits now optioned to Talisman Energy Canada. It came to Altai's attention that its shareholders may not be aware of these opinions.

Dr. Robert Theriault of the Hydrocarbons Branch, Quebec Ministry of Natural Resources, compared Altai's deep collapse structure (referred to by him as a "sag") at the top of the Trenton Formation to the Albion-Scipio oil and gas field ("Albion-Scipio") in the State of Michigan, USA. Albion-Scipio, also in the Trenton Formation, has produced to date over 130 million barrels of oil (290 million barrels of original oil in place) and 200 BCF (billion cubic feet) of natural gas since the start of its production in the late 1950's. Dr. Theriault pointed out that the sag zone of 34 kilometers outlined in Altai's permits mentioned in the press release of Altai dated June 2, 2003 may extend for approximately another 20 kilometers towards the SW, all in Altai's permits, making its physical size similar to that of Albion-Scipio. He pointed out the similarity of the seismic cross section of Altai's target with that of Albion-Scipio. Dr. Theriault's presentation may be accessed at http://sigpeg.mrnf.gouv.qc.ca/gpg/images/collectionInterne/presentation_orale/15-QuebecExploration2005.pdf (Due to the length of this URL, it may be necessary to copy and paste it into your web browser) and two modified maps provided by him can be accessed soon at Altai's website at www.altairesources.com.

Another speaker from the oil and gas industry also compared Altai's deep target to Albion-Scipio and pointed out that the cap rock (the seal to keep the hydrocarbons, if any, in the trap) appears to be unbroken based on seismic data.

The deep target in Altai's permits has not been drilled to date.

Altai and its joint venture partner in its oil and gas permits in Quebec, Petro St-Pierre Inc., have another three oil and gas permits aggregating to 49,058 hectares (about 121,200 acres). They are under Lake St. Pierre and on the Sorel Islands. To date one third of these three permits have been covered by seismic surveys all orientated to shallow gas targets (150 meters or less) in Pleistocene deposits. According to the independent consultant, the 20 outlined shallow gas targets (two have been drilled with gas discoveries) may contain 29 BCF of gas of which 12 BCF may be recoverable. To date, no seismic survey orientated to possible deep targets has been carried out on these permits.

ALTAI RESOURCES INC. IS AN EXPLORATION COMPANY WITH A PORTFOLIO OF OIL AND GAS, GOLD, NICKEL AND INDUSTRIAL MINERALS PROPERTIES IN CANADA AND THE PHILIPPINES.

We Seek Safe Harbour.

For further information, please contact
Dr. Niyazi Kacira, President and CEO or Maria Au, Secretary-Treasurer
Tel: (416) 383-1328 Fax: (416) 383-1686 Email: altai@arex.com Internet: http://www.altairesources.com

TSX Venture Exchange has neither approved nor disapproved of the information contained herewith.